STONE CONTAINER CORPORATION

                      DEFERRED INCOME SAVINGS PLAN



                          FINANCIAL STATEMENTS



                       DECEMBER 31, 1997 AND 1996











                       STONE CONTAINER CORPORATION

                      DEFERRED INCOME SAVINGS PLAN



                                  INDEX





                                                                     Page



Report of Independent Accountants                                    1



Financial Statements:



  Statement of Net Assets Available for

    Benefits as of December 31, 1997 and 1996                        2



  Statement of Changes in Net Assets Available

    for Benefits for the Years Ended

    December 31, 1997 and 1996                                       3



  Notes to Financial Statements                                      4



  Note:  Supplementary schedules have been omitted

  because they are not applicable.















              Report of Independent Accountants





      June 23, 1998



      To the Participants and

      Administrator of the

      Stone Container Corporation

      Deferred Income Savings Plan





      In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects,

      the net assets available for benefits of the Stone Container

      Corporation Deferred Income Savings Plan (the Plan) at December 31,

      1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

      An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.
















                  STONE CONTAINER CORPORATION

                  DEFERRED INCOME SAVINGS PLAN



           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                 AS OF DECEMBER 31, 1997 AND 1996






                                                     1997           1996


Investment in Stone

 Container Corporation Defined

 Contribution Master Trust                   $177,326,925   $160,456,872

Employer contributions receivable               4,578,194      1,151,094

Accrued income                                         --        926,759

 Net assets available for

 benefits                                    $181,905,119   $162,534,725










The accompanying notes are an integral part of these statements.





















                  STONE CONTAINER CORPORATION

                  DEFERRED INCOME SAVINGS PLAN



        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



             FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996




                                                 1997              1996


Sources of assets:



Contributions:

  Employee                              $  14,029,102     $  14,300,054

  Employer                                  4,578,194         1,151,094

Net investment income in the Stone

 Container Corporation Defined

 Contribution Master Trust                 16,958,101        16,927,852

Transfers of assets from other plans       1,012,872         14,939,684

Other                                              -             20,701

                                           36,578,269        47,339,385

Application of assets:



Participant withdrawals                    10,902,783        10,610,680

Common stock distributed

  to participants                             790,496           780,735

Transfers of assets to other plans          5,489,476                -

Other                                          25,120            34,070

                                           17,207,875        11,425,485

Increase in net assets available

  for benefits                             19,370,394        35,913,900



Net assets available for benefits:

  Beginning of period                     162,534,725       126,620,825

  End of period                         $ 181,905,119     $ 162,534,725






The accompanying notes are an integral part of these statements.


















                       STONE CONTAINER CORPORATION

                      DEFERRED INCOME SAVINGS PLAN



                      NOTES TO FINANCIAL STATEMENTS



                       DECEMBER 31, 1997 AND 1996









NOTE 1 - DESCRIPTION OF THE PLAN:



The following description of the Stone Container Corporation Deferred

Income Savings Plan (the Plan) is provided for general informational purposes only.  Participants should refer to the Plan document for complete information.



General



The Plan was adopted by the Board of Directors of Stone Container

Corporation (Stone or the Company) to offer eligible employees of the

Company an opportunity to invest a portion of their income in the Plan on a regular basis through salary reduction under the provisions of section

401(k) of the Internal Revenue Code of 1986 (IRC).  The Plan is

administered by a committee of three individuals appointed by the Company and is subject to the provisions of the Employee Retirement Income

Security Act of 1974 (ERISA).  The Plan's year end is December 31.



On May 10, 1998, Stone Container Corporation signed an agreement to merge with Jefferson Smurfit Corporation.  The merger has been approved by the boards of directors of both companies, but is awaiting approval of the shareholders and regulatory clearance.  It has not been determined what effect, if any, this transaction would have on the future of the Plan.



Eligibility



All salaried employees of the Company are eligible to participate in the

Plan on any January 1 or July 1 enrollment date by filing written elections indicating their elective contributions (or by other procedure established by the Plan administrator for this purpose).







Contributions



Employee salary reduction contributions are to be not less than one percent or greater than ten percent of compensation up to the maximum contribution as permitted by the IRC.  Compensation is defined as the total of wages, bonuses, commissions and overtime pay.  Participants may change their contribution percentages and fund investment alternatives at specified dates during the year.  Contributions may be suspended at any time by notifying the Plan administrator.  Contributions and earnings on participants' contributions are fully vested and nonforfeitable at all times.  In 1997, the Company began matching participant contributions with Company stock in an amount equal to 50 percent of the first five percent of pay contributed to the Plan, subject to the maximum annual compensation limit allowed by the Internal Revenue Service.  Prior to January 1, 1997,

the Company matched participant contributions in an amount equal to $.50 for each $1 of contribution made by participants up to a maximum employer contribution of $300 per participant, per year.  Employer contributions are made annually within 60 days subsequent to the Plan year end.

Employer contributions of Company stock are calculated based on the fair value of the stock at the date of contribution.  Participants must be employed on the last day of the Plan year to qualify for the employer contribution, except in the case of death, permanent disability, or retirement during the Plan year.  Effective January 1, 1997,

participants become fully vested in the 1997 and subsequent plan year employer matching contributions after completion of five years of service from their date of hire.  Notwithstanding the foregoing, if as of March

2, 1997, participants have three or more years of service from their date of hire, they are fully vested in their December 31, 1996 account balance and all future employer matching contributions.  Prior to January 1,

1997, participants were fully vested, at all times, in the Company's matching contributions and earnings thereon.





Distributions



The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death,

retirement, permanent disability, resignation or dismissal.  Participant balances in the Company stock fund are distributable in shares of Stone common stock valued as of the end of the accounting period during which the distribution is requested.  Participants who have not terminated employment are entitled to distributions of their account balances upon attainment of age 59-1/2.  Participants must commence distribution of their account balances no later than April 1 of the calendar year following the calendar year in which they attain age 70-1/2.  All distributions are made in the form of lump-sum payments.  Upon request,

an annuity option is also available.





Prior to normal distribution of benefits, participants who demonstrate financial hardship may request a withdrawal of all or any portion of the vested employer matching contribution account and salary reduction contributions account as of December 31, 1988,

plus their aggregate salary reduction contributions, but not earnings thereon, made on or after January 1, 1989.  All hardship requests are evaluated and subject to approval by the Plan administrator.

Such withdrawals are subject to a $500 minimum in 1997 and a $250 minimum prior to January 1, 1997.  The Company stock fund is not

available for hardship withdrawals.  Participants who make hardship withdrawals are not eligible to make salary reduction contributions for twelve months or more after the receipt of the distribution.



Investment alternatives



Participants have the option to invest their balances in a fixed income fund, a balanced fund, an equity fund, an international equity fund, a small company growth fund and a Company stock fund.  Prior to 1989,

certain participants also had the option to invest in a money market fund.



Investment decisions for each fund are made by the Bankers Trust Company

(the Trustee) or the investment managers selected by the Plan administrator.  Participants may elect to invest their contributions in the various funds in increments of one percent.  Prior to January 1,

1997, participants could also elect to invest the matching Company contributions in increments of one percent.  Effective with the 1997 plan year, however, all employer contributions are invested in the Company stock fund and no such contributions or any amounts attributable thereto should be subject to any investment election by a participant until their

attainment of age 55.   All contributions received are held and invested

in the short-term investment fund until it is administratively possible for the Trustee to invest such contributions and earnings thereon pursuant to the participants' investment elections.  No contributions and earnings thereon shall be held in the short-term investment fund longer than the following accounting date.



Termination of the Plan



Although it has not expressed any interest to do so, the Company reserves the right to discontinue the Plan at any time.

If the Plan is terminated, the assets of the Plan shall be allocated among participants and beneficiaries in accordance with the applicable provisions of ERISA and the IRC.







NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



Basis of accounting



The financial statements of the Plan are presented on the accrual basis of accounting.  Accordingly, investment income is recognized when earned and expenses are recognized when incurred.



Effective January 1, 1996, the Plan participates in the Stone Container

Corporation Defined Contribution Master Trust (the Master Trust).  The

financial statements of the Plan disclose only the Plan's allocated share of the assets and the investment earnings and losses of the Master Trust

(Note 5).  During 1997 and 1996, the Master Trust included four other defined contribution plans that are sponsored by the Company.



Allocation of Master Trust assets and transactions



In order to preserve for participating plans an interest in the combined assets of the Master Trust, the Trustee computes the beneficial interest in the Master Trust for each defined contribution plan by fund.  The current month's Master Trust investment transactions are allocated based on each plan's computed share in the applicable Master Trust fund at the end of the prior month, adjusted for the current month's contributions less payments to beneficiaries and certain administrative expenses.

These allocated amounts are then added to or subtracted from the prior month's computed shares, as adjusted, to determine computed shares at the end of the current month.  Master Trust investment transactions allocated to the Plan include dividend and interest income and net appreciation

(depreciation) in the fair value of investments.  These amounts, net of allocated administrative expenses, represent the Plan's share of gain or loss on investment in the Master Trust and are presented on the Statement of Changes in Net Assets Available for Benefits.



Investment valuation



Mutual fund investments are valued at the last reported sales prices on the last business day of the year.  Fixed investment contracts and pooled investment funds are valued at contract values plus accrued interest,

which approximates market values.  The Company's common stock is valued at the closing price on the last business day of the year.



Administrative expenses



Investment manager expenses for the fixed income fund are paid by the

Plan.  The investment manager expenses for the fixed income fund for the years ended December 31, 1997 and 1996 were $23,815 and $22,738,

respectively.  The majority of other administrative expenses are paid by the Company.  Beginning in 1996, when the Plan began participating in the

Master Trust, certain trustee fees are also paid by the Plan.  Such fees for the years ended December 31, 1997 and 1996 were $1,305 and $3,671,

respectively.



Payments to withdrawing participants



The Plan records payments to withdrawing participants at the time of disbursement, in accordance with generally accepted accounting principles.  Under the rules for preparation of its Form 5500, the Plan reflects an accrual for the amount to be paid to participants who have withdrawn from the Plan prior to year end.  Amounts payable to participants at December 31, 1997 and 1996 were $715,323 and $359,583,

respectively.



The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:



                                                     December 31,

                                                  1997          1996

Net assets available for

  benefits per the financial statements      $181,905,119   $162,534,725

Amounts payable to withdrawing participants      (715,323)     ( 359,583)

Net assets available for benefits per the

  Form 5500                                  $181,189,796   $162,175,142



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:





                                               Years ended December 31,

                                                 1997            1996

Benefits paid to participants per

 the financial statements                    $11,693,279     $11,391,415

Add:  Amounts payable to withdrawing

         participants at December 31, 1997

         and 1996                                715,323         359,583



Less:  Amounts payable to withdrawing

     participants at December 31, 1996

     and 1995                                   (359,583)     (1,419,808)

Benefits paid to participants per the

 Form 5500                                   $12,049,019     $10,331,190



Use of Estimates



The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.



NOTE 3 - TRANSFER OF ASSETS WITH OTHER PLANS:



Effective January 1, 1996, the Stone Container Corporation Frozen Savings

Plan (the Frozen Plan) merged into the Plan.  At that time, participants of the Frozen Plan became participants of the Plan and the Frozen Plan was terminated.  The net assets of the Frozen Plan were transferred to the Plan's Trustee.



Beginning in 1997, employees who were formerly participants in the Stone

Container Hourly Employees' Deferred Income Savings Plan that were eligible for participation in the Deferred Income Savings Plan were allowed to transfer their balances to the Plan.



Effective January 1, 1997, employees of S&G Packaging,LLC and US Forest

Industries Inc. who were formerly participants in the Plan, were transferred to the S&G Packaging,LLC Employee Retirement Savings Plan

and the US Forest Industries Inc. Salaried 401(k) Savings

Plan, respectively.  The net assets of the Plan relating to these participants were transferred to the respective plans' trustees.



NOTE 4 - TAX STATUS OF THE PLAN:



The Internal Revenue Service has determined and informed the Company by letter dated March 29, 1996 that the Plan is designed in accordance with the applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Therefore, no provision for income taxes has been included in the Plan's financial statements.



NOTE 5 - PARTICIPATION IN THE MASTER TRUST:



As described in Note 2, the Plan's investment assets are included with the assets of several of the Company's defined contribution plans in the

Master Trust.  The Trustee determines the Plan's proportionate share of trust assets and related changes in trust assets, as described in Note 2,

and such amounts are reflected in the Plan's Statement of Net Assets

Available for Benefits and of Changes in Net Assets Available for

Benefits.  At December 31, 1997 and 1996, the Plan's interest in the net assets of the Master Trust was approximately 64 percent and 69 percent,

respectively.





The following table presents the net assets held by the Master Trust as of December 31, 1997 and 1996.



                                                1997               1996

Investments, at fair value:

  Cash and cash equivalents           $    8,863,696     $    7,510,768

  Mutual funds                           170,355,345        119,806,503

  Common stock                            13,945,469         20,087,230

  Fixed income funds                      71,338,087         62,938,266

  Pooled investment funds                 13,088,507         21,399,468

     Total investments                   277,591,104        231,742,235

  Accrued income                           9,696,663          2,520,445

   Total assets                          287,287,767        234,262,680

  Due to broker                            9,412,739          1,661,815

   Total liabilities                       9,412,739          1,661,815

   Net assets held by Master Trust    $  277,875,028     $  232,600,865





The following table presents investment income for the Master Trust for the years ended December 31, 1997 and 1996.



                                                1997             1996

Net appreciation in fair value

 of investments                          $14,323,840     $  9,126,639

Dividends                                 11,040,805        7,149,986

Interest                                   7,148,863        9,751,826

      Total investment income             32,513,508       26,028,451

Administrative expenses                       41,602           38,748

    Net investment income              $  32,471,906    $  25,989,703



The following table presents the change in the net appreciation in fair value of investments (including gains and losses on investments sold during the year and unrealized gains and losses on investments purchased and held during the year) held by the Master Trust for the years ended

December 31, 1997 and 1996.



                                                  1997             1996

   Mutual funds                            $19,306,026       $7,941,245

   Common stock                             (4,982,186)       1,185,394

   Net appreciation in fair value

    of investments                       $  14,323,840      $ 9,126,639







NOTE 6 - SIGNIFICANT INVESTMENTS:



Investments with fair values in excess of five percent of net assets available for benefits at either December 31, 1997 or 1996 were:



                                                 1997             1996

Investment in Stone Container

 Corporation Defined Contribution

 Master Trust                            $177,326,925    $ 160,456,872

                                         ============    =============





NOTE 7 - CONFEDERATION LIFE



The Plan maintained insurance contracts with Confederation Life Insurance

Company (Confederation Life).  These contracts were held as investments in the fixed income fund until the Plan merged into the Master Trust at which time the contracts were segregated from the fixed income fund and participants were prohibited from making contributions, transfers or withdrawals to and from these contracts. The investment contracts with

Confederation Life held as of December 31, 1996 were:



                                        Original   Original

                             Carrying  Crediting   Maturity

                               Value      Rate         Date

Confederation Life #62630    $1,201,371    7.68%       1/31/97



Confederation Life

  CIC #62618                  1,199,497    7.45%       2/19/97



Confederation Life #62639     1,198,565    7.72%       9/26/96



Confederation Life #62640     1,199,649    7.76%      11/26/96

                             $4,799,082





In August 1994, following the placement of Confederation Life's Canadian operations under the regulatory control of the Canadian government,

Michigan insurance regulators filed an order of rehabilitation against the United States branch of Confederation Life.  In response to the seizure of Confederation Life, the Plan ceased accruing interest on the investments effective August 31, 1994.



In October 1996, the Confederation Life rehabilitation plan was approved by the courts and in November 1996, the rehabilitation plan was finalized.  In accordance with the rehabilitation plan, the Plan elected to receive its contract payments including accrued interest in installments commencing in April 1997.  As of May 30, 1997, the Plan had received contract payments totaling $5,725,841 from Confederation Life and state guaranty associations, and any additional payments are expected to be minor.  The excess of contract payments

received as compared to the carrying value of the Confederation Life contracts at December 31, 1996 was due to the cessation of interest accrued by the Plan.  The excess was recorded as income in the 1996 financial statements.





NOTE 8 - INFORMATION BY FUND:



Net asset balances as of December 31, 1997 and 1996, and employee contributions, employer contributions, net investment income, transfers of assets from other plans, participant withdrawals and common stock distributed to participants, transfers of assets to other plans and transfers from (to) associated funds for the years ended December 31,

1997 and 1996, by fund are as follows:





                                    As of              As of

Net asset balance:                12/31/97          12/31/96



Fixed Income Fund            $  63,250,133     $  65,441,053

Equity Fund                     66,175,173        51,545,524

Company Stock Fund -

  Participant Directed          14,833,057        19,960,119

Company Stock Fund -

  Company Directed               4,578,194               -

Money Market Fund                  213,211           213,398

Balanced Fund                   27,163,784        21,732,009

International Equity Fund        2,802,298         1,300,643

Small Company Growth Fund        2,889,269         2,341,979

                              $181,905,119      $162,534,725





                                  Year ended       Year ended

Employee contributions:             12/31/97         12/31/96

Fixed Income Fund               $  3,974,447     $  4,818,728

Equity Fund                        5,252,703        4,978,209

Company Stock Fund -

  Participant Directed             1,424,978        1,943,037

Company Stock Fund -

  Company Directed                       -               -

Money Market Fund                        -               -

Balanced Fund                      2,554,569        2,408,602

International Equity Fund            441,600           59,314

Small Company Growth Fund            380,805           92,164

                                $ 14,029,102     $ 14,300,054









                                 Year ended           Year ended

Employer contributions:            12/31/97             12/31/96

Fixed Income Fund             $          -           $   310,795

Equity Fund                              -               425,905

Company Stock Fund -

  Participant Directed                   -               138,131

Company Stock Fund -

  Company Directed                4,578,194                  -

Money Market Fund                        -                   -

Balanced Fund                            -               207,197

International Equity Fund                -                34,533

Small Company Growth Fund                 -               34,533

                               $  4,578,194         $  1,151,094





                                  Year Ended     Year Ended

Net investment income:              12/31/97       12/31/96



Fixed Income Fund               $  3,974,341    $ 4,848,810

Equity Fund                       13,371,571      8,242,552

Company Stock Fund -

  Participant Directed            (4,975,363)     1,402,942

Company Stock Fund -

  Company Directed                      -               -

Money Market Fund                     11,844         12,441

Balanced Fund                      4,521,037      2,326,077

International Equity Fund            133,996         65,121

Small Company Growth Fund            (79,325)        29,909

                                $ 16,958,101    $16,927,852





                                      Year Ended        Year Ended

Transfers of assets from other plans:   12/31/97          12/31/96

Fixed Income Fund                    $   194,038       $11,972,903

Equity Fund                              668,308         2,186,452

Company Stock Fund -

  Participant Directed                         -                 -

Company Stock Fund -

  Company Directed                             -                 -

Money Market Fund                              -                 -

Balanced Fund                            150,526           780,329

International Equity Fund                      -                 -

Small Company Growth Fund                      -                 -

                                     $ 1,012,872       $14,939,684











Participant withdrawals and common Year Ended     Year Ended

stock distributed to participants:  12/31/97        12/31/96



Fixed Income Fund           $  5,802,300      $  7,051,101

Equity Fund                    3,234,642         2,456,567

Company Stock Fund -

  Participant Directed           790,496           780,735

Company Stock Fund -

  Company Directed                     -                 -

Money Market Fund                  2,165            17,601

Balanced Fund                  1,707,206         1,085,052

International Equity Fund         87,857            -

Small Company Growth Fund         68,613               359

                             $11,693,279       $11,391,415





                                   Year Ended     Year Ended

Transfers of assets to other plans:  12/31/97       12/31/96

Fixed Income Fund                  $1,870,497     $       -

Equity Fund                         1,976,630             -

Company Stock Fund -

  Participant Directed                819,739             -

Company Stock Fund -

  Company Directed                          -             -

Money Market Fund                       9,876             -

Balanced Fund                         719,219             -

International Equity Fund              46,616             -

Small Company Growth Fund              46,899             -

                                  $ 5,489,476      $      -







                                          Year Ended    Year Ended

Transfers from (to) associated funds:       12/31/97      12/31/96

Fixed Income Fund                        ($2,635,829)  ($4,743,217)

Equity Fund                                  548,339       845,125

Company Stock Fund -

  Participant Directed                        33,558    (1,407,623)

Company Stock Fund -

  Company Directed                                -             -

Money Market Fund                                 10      (101,337)

Balanced Fund                                632,068     2,079,647

International Equity Fund                  1,060,532     1,141,673

Small Company Growth Fund                    361,322     2,185,732

                                       $         -     $        -